UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2023

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission file number 001-09553

PARAMOUNT GLOBAL 401(k) PLAN
(Full title of the plan)

PARAMOUNT GLOBAL
(Name of issuer of the securities held pursuant to the plan)

1515 Broadway
New York, New York 10036
(Address of principal executive office)

PARAMOUNT GLOBAL 401(k) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
DECEMBER 31, 2023 AND 2022

INDEX

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2023 and 2022	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2023	3

Notes to Financial Statements	4

Schedules
Supplemental Schedules:
Schedule H, line 4a - Schedule of Delinquent Participant Contributions	S - 1

Schedule H, line 4i - Schedule of Assets (Held at End of Year)	S - 2

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and
Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as not applicable or not required.

Signature

Exhibit:
23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Paramount Global Administrative Committee and Plan Participants of Paramount Global 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Paramount Global 401(k) Plan (the “Plan”) as of December 31, 2023 and 2022 and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4a- Delinquent Participant Contributions for the year ended December 31, 2023 and Schedule H, Line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2023 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
New York, New York
June 17, 2024

We have served as the Plan’s auditor since at least 1996. We have not been able to determine the specific year we began serving as auditor of the Plan.

PARAMOUNT GLOBAL 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	At December 31,
	2023	2022
Assets
Investments, at fair value	$5,214,348	$4,375,590
Synthetic guaranteed investment contracts, at contract value	808,236	923,878
Receivables:
Notes receivable from participants	38,736	35,128
Employer contributions	37,977	39,124
Interest and dividends	2,809	3,838
Due from broker for securities sold	14,369	4,315
Total assets	6,116,475	5,381,873
Liabilities
Accrued expenses	1,302	1,279
Due to broker for securities purchased	1,803	11,010
Total liabilities	3,105	12,289
Net assets available for benefits	$6,113,370	$5,369,584
The accompanying notes are an integral part of these financial statements.

PARAMOUNT GLOBAL 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

Year Ended
December 31, 2023
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$896,709
Interest	5,697
Dividends	5,507
Interest income on notes receivable from participants	2,092
Contributions:
Employee	205,665
Employer	139,681
Rollover	21,830
Total additions	1,277,181
Deductions from net assets attributed to:

Benefits paid to participants	(529,936)
Plan expenses	(3,459)
Total deductions	(533,395)
Net increase	743,786
Net assets available for benefits, beginning of year	5,369,584

Net assets available for benefits, end of year	$6,113,370
The accompanying notes are an integral part of these financial statements.

PARAMOUNT GLOBAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
(Tabular dollars in thousands)

NOTE 1 - PLAN DESCRIPTION
In December 2019, Viacom Inc. (“Viacom”) merged with and into CBS Corporation (“CBS”), with CBS continuing as the surviving company, at which time, the combined company changed its name to ViacomCBS Inc. (“ViacomCBS”). In February 2022, ViacomCBS was renamed Paramount Global (“Paramount” or the “Company”).

Effective on October 1, 2021, the Viacom 401(k) Plan was merged into the Paramount Global 401(k) Plan (the “Plan,” which prior to October 1, 2021 was named the CBS 401(k) Plan and which during the period of October 1, 2021 through February 15, 2022 was named the ViacomCBS 401(k) Plan).

The following is a brief description of the Plan and is provided for general information only. Participants should refer to the Plan document, as amended, for more complete information regarding the Plan.
The Plan, sponsored by the Company, is a defined contribution plan offered to substantially all of the Company’s employees who are employed by the Company or any of its participating subsidiaries and affiliates and paid through a Company payroll system.

Eligible full-time, newly hired employees may enroll in the Plan immediately or are automatically enrolled following 60 days after hire or rehire and attainment of age 21, unless they elect not to participate. Part-time employees are automatically enrolled in the Plan on the first day of the month following the attainment of age 21 and completion of 1,000 hours of service within a consecutive twelve-month period, unless they already voluntarily enrolled upon meeting the age and service requirements or have elected not to participate. The Plan is subject to the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is overseen by the Paramount Global Administrative Committee (the “Administrative Committee”). The Administrative Committee has been designated as the administrator of the Plan as defined under ERISA (the “Plan Administrator”) under the Plan document.

Exempt Party-in-Interest Transactions
Certain Plan investments are shares of Paramount Global Class A Common Stock and Class B Common Stock and therefore qualify as party-in-interest transactions. The fair value of these investments was $77 million and $85 million at December 31, 2023 and 2022, respectively. For the year ended December 31, 2023, these investments depreciated by $9 million and earned dividends of $2 million. During the year ended December 31, 2023, the Plan sold shares of Paramount Global for total proceeds of $22 million and purchased shares of Paramount Global at a cost of $23 million.

Fidelity Management Trust Company (the “Trustee”) is the trustee and custodian of the Plan, Fidelity Workplace Services LLC (the “Recordkeeper”) is the recordkeeper of the Plan, and State Street Global Advisors Trust Company (“State Street”) is an independent fiduciary for the Plan’s Paramount Global common stock funds. Certain Plan investments are managed or issued by the Trustee, State Street or their affiliates and therefore qualify as party-in-interest transactions. The fair value of these investments was $50 million and $53 million at December 31, 2023 and 2022, respectively. The Plan’s investments also include a synthetic guaranteed investment contract issued by State Street. The contract value of this synthetic guaranteed investment contract was $73 million at December 31, 2023.

PARAMOUNT GLOBAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
(Tabular dollars in thousands)
Participant Accounts
Each Plan participant’s account is credited with the participant’s contributions, the employer contributions, if applicable, and the participant’s share of the interest, dividends, and any realized or unrealized gains or losses of the Plan’s assets, net of certain Plan expenses.

Participants have the option of investing contributions to their accounts and their existing account balances among various investment options. These investment options include common collective funds, registered investment companies (mutual funds), proprietary funds that consist of common collective funds and/or separately managed accounts, which primarily invest in common stocks, a stable value fund that consists of synthetic guaranteed investment contracts, and the Paramount Global Class B Stock Fund. Some participants are invested in the Paramount Global Class A Stock Fund, but that fund is closed to new investment.

Within the Plan, the Paramount Global Class A Stock Fund and Paramount Global Class B Stock Fund are part of an Employee Stock Ownership Plan (“ESOP”). As a result, the Plan offers an ESOP dividend election under which Plan participants can elect to reinvest any ESOP dividends paid on vested shares in the Paramount Global Class B Stock Fund or to receive dividends as a cash payout. If a participant does not make an election, the dividends are reinvested in the Paramount Global Class B Stock Fund.

Participants may also elect to open a self-directed brokerage account (“SDA”). Participants may not contribute directly to the SDA, but may transfer balances to the SDA from other investment funds except the Stable Value Fund. A participant may transfer up to 25% of their account balance (net of loans) to the SDA. The initial transfer to the SDA may not be less than $2,500 and there is no minimum for subsequent individual transfers.

Contributions
The Plan permits participants to contribute up to 50% of eligible annual compensation on a traditional before-tax, Roth 401(k) after-tax, or combination basis and up to 15% of eligible annual compensation on a traditional after-tax basis, subject to the Code limitations set forth below. Total combined contributions for all participants may not exceed 50% of eligible annual compensation. Effective January 1, 2023, the Plan was amended to allow participants previously paid through a Viacom payroll system to contribute on a traditional after-tax and Roth 401(k) after-tax basis. Roth 401(k) contributions and the related earnings can be withdrawn tax-free if certain requirements are met.

Effective January 1, 2021, the Plan was amended to provide (1) nondiscretionary employer matching contributions and (2) discretionary profit-sharing contributions. The formula for the nondiscretionary matching contributions is (a) 100% of a participant’s deferrals on the first 1% of the participant’s eligible compensation, plus (b) 80% of a participant’s deferrals on the next 5% of the participant’s eligible compensation. Discretionary profit sharing contributions (a) are based on a target 1.5% of each eligible participant’s eligible compensation and (b) are contributed for those participants who are active employees eligible for the Plan on December 31. For 2023, a discretionary profit-sharing contribution of 1.25% was made in March 2024 and is therefore included in employer contributions receivable on the Statement of Net Assets Available for Benefits.

Participants may elect to invest their contributions in any investment option, including the Paramount Global Class B Stock Fund. If no option is elected by the participant, the contribution is invested in the Plan’s Qualified Default Investment Alternative (“QDIA”), a common collective fund that is primarily invested in a mix of equities and bonds appropriate for the participant’s target retirement year, which is assumed to be at age 65.

Upon date of hire and effective on the 60th day following the date upon which an employee becomes eligible to participate in the Plan, newly hired employees are deemed to have authorized the Company to make before-tax contributions to the Plan in an amount equal to 6% of the employee’s eligible compensation. However, a deemed

PARAMOUNT GLOBAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
(Tabular dollars in thousands)
authorization does not take effect if, during the 60-day period, the employee elects not to participate in the Plan or to participate at a different contribution rate.

The Code limits the amount of annual participant contributions that can be made on a before-tax or Roth 401(k) basis to $22,500 for 2023. Total compensation considered under the Plan, based on Code limits, could not exceed $330,000 for 2023. The Code also limits annual aggregate participant and employer contributions to the lesser of $66,000 or 100% of compensation in 2023. All contributions made to the Plan on an annual basis may be further limited due to certain nondiscrimination requirements prescribed by the Code.

All participants who have attained age 50 before the close of the Plan year (calendar year) are eligible to make catch-up contributions. These contributions are not treated as matchable contributions. Catch-up contributions can be made if the eligible participant makes the maximum $22,500 contribution permitted for the Plan year. The limit for catch-up contributions was $7,500 in 2023.

Vesting
Participants in the Plan are immediately vested in their own contributions and earnings thereon. The Plan includes a two-year cliff vesting schedule for employer matching contributions and profit-sharing contributions (collectively “employer contributions”).

Forfeitures
If a participant’s employment terminates prior to being fully vested in their employer contributions, the non-vested portion of their account is forfeited and may be used for future employer contributions and to pay administrative expenses. Forfeitures are recorded at the time vested benefits are distributed or as of the close of the fifth consecutive year of break in service if no distribution was elected. During 2023, the Plan utilized forfeitures of approximately $626,117 to pay administrative expenses and $4.9 million to fund employer contributions. As of December 31, 2023 and 2022, the Plan had forfeitures of approximately $4.0 million and $4.8 million, respectively, available to be used as noted above.

Notes Receivable from Participants
Eligible participants may request a loan for up to the lesser of 50% of the participant’s vested account balance or $50,000, reduced by the highest outstanding balance of any Plan loan made to the participant during the twelve-month period ending on the day before the loan is made. The minimum loan available to a participant is $500. The interest rate on participant loans is one percentage point above the annual prime rate in effect (as published in The Wall Street Journal) on the first day of the calendar month in which the loan is processed. Principal and interest is payable through payroll deductions. Generally, only one loan may be outstanding at any time. Participants may elect repayment periods from 12 to 60 months commencing as soon as administratively possible following the distribution of the loan proceeds to the participant. The Plan allows participants to elect a repayment term of up to 300 months for loans used for the acquisition of a principal residence. Repayments of loan principal and interest are allocated in accordance with the participant’s current investment elections. Loans outstanding at December 31, 2023 carry interest rates ranging from 4.25% to 9.50%.

Distributions and Withdrawals
Earnings on employee contributions (other than after-tax contributions) and employer contributions are not subject to income tax until they are distributed or withdrawn from the Plan.

Participants in the Plan, or their beneficiaries, may receive their vested account balances in a lump sum, in installments over a period of up to 20 years, or in partial distributions of the account balance in the event of

PARAMOUNT GLOBAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
(Tabular dollars in thousands)
retirement, termination of employment, disability or death. For vested account balances invested in the Paramount Global Class A Common Stock Fund and Paramount Global Class B Stock Fund, participants may elect to receive distributions in cash or whole shares. In general, participants must receive a required minimum distribution (“RMD”) upon attainment of a certain age, unless they are still employed. For individuals who attain age 70 ½ on or after January 1, 2020, in accordance with the Setting Every Community Up for Retirement Enhancement Act of 2019 (the “SECURE Act”), the RMD age is 72. For individuals attaining age 70 ½ on or after January 1, 2023, in accordance with the SECURE Act 2.0, the RMD age is 73.

Participants in the Plan may withdraw part or all of their after-tax and rollover contributions and the vested portion of employer matching contributions. Upon attainment of age 59 ½, participants may also withdraw all or part of their before-tax or Roth 401(k) contributions and earnings thereon. The Plan limits participants to two of the above withdrawal elections in each Plan year.

A participant may obtain a financial hardship withdrawal of the vested portion of employer matching contributions and employee before-tax or Roth 401(k) contributions provided that the requirements for hardship are met and only to the extent required to relieve such financial hardship. There is no restriction on the number of hardship withdrawals permitted.

When a participant terminates employment with the Company, the full value of employee contributions and earnings thereon plus the value of all vested employer contributions and earnings thereon are eligible for distribution and can be rolled over to a tax qualified retirement plan or an Individual Retirement Account (“IRA”) or remain in the Plan rather than being distributed. If the vested account balance is $1,000 or less and the participant does not make an election to rollover the vested account balance, it will be automatically paid in a single lump sum cash payment, and taxes will be withheld from the distribution.

Plan Expenses
Trustee fees and fees for investment of Plan assets are charged to the Plan’s investment funds. Certain administrative expenses such as fees for accounting, investment consulting and employee communications may be paid by the Plan using forfeitures or may be paid by the Company. Recordkeeping fees are paid from participant accounts. For 2023, $0.9 million was paid to the Trustee and the Recordkeeper, parties in interest, for services provided during the year.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

In accordance with Financial Accounting Standards Board (“FASB”) guidance, investments are reported at fair value, except for fully benefit-responsive investment contracts which are reported at contract value. Contract value was determined to be the relevant measurement for the portion of net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis with respect to the fully benefit-responsive investment contracts.

PARAMOUNT GLOBAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
(Tabular dollars in thousands)
Investment Valuation
Short-term money market investments are carried at amortized cost which approximates fair value due to the short-term maturity of these investments. Investments in common stock are reported at fair value based on quoted market prices on national security exchanges. Investments in registered investment companies are reported at fair value based on quoted market prices in active markets. The fair value of investments in separately managed accounts is determined by the Trustee based upon the fair value of the underlying securities. The fair values of investments in common collective funds (“CCTs”) are determined using the net asset value per share (“NAV”) provided by the administrator of the fund. The NAV is determined by each fund’s trustee based upon the fair value of the underlying assets owned by the fund, less liabilities, divided by the number of outstanding units. The common collective funds have no restrictions on participant redemptions. The notice period applicable to the Plan in the case of a full redemption varies by fund and ranges from one day to one month. The Plan had no unfunded commitments relating to the common collective funds at December 31, 2023 and 2022. The fair value of fixed income, asset-backed and mortgage-backed securities is determined by independent pricing sources based on quoted market prices, when available, or using valuation models which incorporate certain other observable inputs including recent trading activity for comparable securities and broker quoted prices. Cash and cash equivalents are valued at cost plus accrued interest, which approximates fair value.

The Plan invests in fully benefit-responsive synthetic guaranteed investment contracts through the Stable Value Fund. The contract value of these contracts represents the aggregate amount of deposits thereto, plus interest at the contract rate, less withdrawals. As part of their investment strategy, the managers of the Stable Value Fund may use derivative financial instruments for various purposes, including managing exposure to sector risk or movements in interest rates, extending the duration of the investment portfolio and as a substitute for cash securities. The derivative instruments typically used are interest rate futures and swaps. Interest rate swaps are recorded at fair value and marked-to-market through the duration of the contract term with an offsetting increase to unrealized appreciation (depreciation). Futures are marked-to-market and settled daily. The daily receipt or payment is recognized as unrealized appreciation (depreciation) until the contract is closed at which time the total fair value of the futures contract is recognized as a realized gain (loss).

Security Transactions and Income Recognition
Purchases and sales of securities are recorded on the trade date. The average cost basis is used to determine gains or losses on security dispositions. Interest income is accrued as earned and dividend income is recorded on the ex-dividend date.

Net appreciation or depreciation in the fair value of investments, included in the Statement of Changes in Net Assets Available for Benefits, consists of the realized gains and losses and the unrealized appreciation and depreciation on those investments presented at fair value.

Contributions
Contributions from Plan participants and nondiscretionary matching contributions from the Company are recorded in the year in which the employee contributions are withheld from compensation.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan.

PARAMOUNT GLOBAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
(Tabular dollars in thousands)
Payment of Benefits
Benefit payments are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Plan to make estimates and assumptions, such as those regarding the fair value of investments, that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from these estimates.
NOTE 3 - RISKS AND UNCERTAINTIES
The Plan provides for various investment options. Investment securities are exposed to various risks such as market, interest rate and credit risk. Market values of investments could decline for several reasons including changes in prevailing markets and interest rates, increases in defaults, and credit rating downgrades. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in investment values in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the related Statement of Changes in Net Assets Available for Benefits.
NOTE 4 - INVESTMENTS AT CONTRACT VALUE
The Plan invests in synthetic guaranteed investment contracts, which provide for the repayment of principal plus interest through benefit-responsive wrapper contracts. A wrapper contract is issued by a third party insurance company, financial institution or bank, and is held in combination with fixed income securities to form a synthetic guaranteed investment contract. The interest crediting rate on synthetic guaranteed investment contracts reflects the yield of the associated fixed income investments, plus the amortization of realized and unrealized gains and losses on those investments, typically over the duration of the investments. Interest crediting rates are reset on a monthly or quarterly basis, and the wrapper contracts provide that adjustments to the interest crediting rate cannot result in a future interest crediting rate that is less than zero. Certain factors can influence the future interest crediting rates, including the level of market interest rates, the amount and timing of participant contributions and withdrawals, and the returns generated by the fixed income investments that are associated with the synthetic guaranteed investment contract.

Certain employer initiated events may limit the ability of the Plan to transact at contract value with the issuer. These events include, but are not limited to, full or partial termination of the Plan, a material adverse change to the provisions of the Plan, an employer election to withdraw from the contract to switch to a different investment provider, an employer’s bankruptcy, layoffs, plant closings, corporate spin-offs, mergers, divestitures or other workforce restructurings, or if the terms of a successor plan do not meet the contract issuer’s underwriting criteria for issuance of a replacement contract with identical terms. The Plan Administrator believes that no events are probable of occurring that may limit the ability of the Plan to transact at contract value.

The contract issuer is permitted to terminate the fully benefit-responsive investment contracts with the Plan and settle at an amount different from contract value in certain events, including loss of the Plan’s qualified status, an uncured material breach of responsibility, or material adverse changes to the provisions of the Plan.

At December 31, 2023 and 2022, the contract value of the Plan’s synthetic guaranteed investment contracts was $808 million and $924 million, respectively.

PARAMOUNT GLOBAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
(Tabular dollars in thousands)
NOTE 5 - FAIR VALUE MEASUREMENTS
The following tables set forth the Plan’s financial assets measured at fair value on a recurring basis at December 31, 2023 and 2022. See Note 2 for the valuation methodology used to measure the fair value of these investments. There have been no changes to the methodologies used to measure the fair value of each asset from December 31, 2022 to December 31, 2023. These assets have been categorized according to the three-level fair value hierarchy established by the FASB, which prioritizes the inputs used in measuring fair value. Level 1 is based on quoted prices for the asset in active markets. Level 2 is based on inputs that are observable other than quoted market prices in Level 1, such as quoted prices for the asset in inactive markets or quoted prices for similar assets. Level 3 is based on unobservable inputs reflecting the Plan’s own assumptions about the assumptions that market participants would use in pricing the asset. The asset’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The Plan has no investments classified within Level 3 of the valuation hierarchy.

At December 31, 2023	Level 1	Level 2	Total
Self-directed accounts (a)	$52,987	$7,782	$60,769
Separately managed accounts:
Sanders Capital (b)	143,161	2,715	145,876
Wellington Management Company (b)	145,434	1,384	146,818
Sustainable Growth Advisers(b)	147,956	2,747	150,703
Dodge & Cox (b)	143,192	5,278	148,470
Snyder Capital Management (b)	44,637	3,202	47,839
Paramount Global Common Stock Funds (c)	77,343	170	77,513
Registered investment companies (d)	112,194	—	112,194
Money market funds (e)	—	21,659	21,659
Total assets in fair value hierarchy	$866,904	$44,937	$911,841
Common collective funds measured at net asset value (f)			4,302,507
Investments, at fair value			$5,214,348

PARAMOUNT GLOBAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
(Tabular dollars in thousands)

At December 31, 2022	Level 1	Level 2	Total
Self-directed accounts (a)	$38,420	$7,200	$45,620
Separately managed accounts:
Sanders Capital (b)	125,775	971	126,746
Wellington Management Company (b)	125,276	9,909	135,185
Sustainable Growth Advisers(b)	125,638	4,140	129,778
Dodge & Cox (b)	128,783	4,673	133,456
Snyder Capital Management (b)	29,741	1,056	30,797
Paramount Global Common Stock Funds (c)	85,382	209	85,591
Registered investment companies (d)	77,670	—	77,670
Money market funds (e)	—	21,502	21,502
Total assets in fair value hierarchy	$736,685	$49,660	$786,345
Common collective funds measured at net asset value (f)			3,589,245
Investments, at fair value			$4,375,590
(a)Primarily invested in common stock and registered investment companies. Assets categorized as Level 2 reflect investments in money market funds.
(b)Primarily invested in large and small capitalization equities. Assets categorized as Level 2 reflect investments in money market funds.
(c)Assets categorized as Level 2 reflect investments in money market funds.
(d)Primarily invested in equities and U.S. fixed income securities.
(e)Primarily invested in U.S. government securities and U.S. government agency securities.
(f)In accordance with FASB guidance, investments that are measured at fair value using the net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statement of Net Assets Available for Benefits. At December 31, 2023, 54% of the CCTs were invested passively in U.S. and international equities and U.S. fixed income securities, 41% of the CCTs were invested in passive target date funds and the remaining 5% of the CCTs were invested actively in U.S. small/mid cap and international equities. At December 31, 2022, 54% of the CCTs were invested passively in U.S. and international equities and U.S. fixed income securities, 40% of the CCTs were invested in passive target date funds and the remaining 6% of the CCTs were invested actively in U.S. small/mid cap and international equities.
NOTE 6 - INCOME TAX STATUS
The Internal Revenue Service (“IRS”) issued a favorable determination letter dated January 13, 2015, indicating that the Plan document satisfied the requirements of Section 401(a) of the Code and that the trust thereunder is exempt from federal income taxes under the provisions of Section 501(a) of the Code. The Plan Administrator believes that, although the Plan has been amended subsequent to the date of the IRS determination, it is designed and is currently being operated in compliance with the applicable provisions of the Code.

As of December 31, 2023, there are no uncertain tax positions taken or expected to be taken that require recognition of an asset or liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are no audits in progress for any tax year.
NOTE 7 - TERMINATION PRIORITIES
The Company has reserved the right by action of the Paramount Global Board of Directors or Administrative Committee to amend or terminate the Plan provided that such action does not retroactively reduce earned participant benefits. In the event of termination of the Plan, participants become fully vested.

PARAMOUNT GLOBAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
(Tabular dollars in thousands)
NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	At December 31,
	2023	2022
Net assets available for benefits per the financial statements	$6,113,370	$5,369,584
Participant loans deemed distributed	(1,772)	(1,832)
Net assets available for benefits per the Form 5500	$6,111,598	$5,367,752
The following is a reconciliation of the net increase in net assets available for benefits as reflected in the financial statements to the Form 5500:

Year Ended December 31, 2023
Net increase in net assets available for benefits per the financial statements	$743,786
Participant loans deemed distributed at December 31, 2023	(1,772)
Participant loans deemed distributed at December 31, 2022	1,832
Net increase in net assets available for benefits per the Form 5500	$743,846
NOTE 9 - SUBSEQUENT EVENTS
Subsequent events and transactions have been evaluated through the date the financial statements were issued, and are incorporated herein as applicable.

SCHEDULE H, line 4a

PARAMOUNT GLOBAL 401(k) PLAN
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
As of and for the year ended December 31, 2023
(Dollars in thousands)

Participant Contributions Transferred late to Plan	Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under Voluntary
Check Here If Late Participant Loan				Fiduciary Correction Program (VFCP) and
Repayments Are Included ☒	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Prohibited Transaction Exemption 2002-51
$—	$—	$8	$—	$—

SCHEDULE H, line 4i
PARAMOUNT GLOBAL 401(k) PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2023
(Dollars in thousands)

	Identity of issue, borrower, lessor or similar party	Maturity and Interest Rates	Cost (4)	Current Value
	Self-Directed Accounts (1)			$60,769

	Corporate Common Stock Funds
*	Paramount Global Class A Stock Fund			166
*	Paramount Global Class B Stock Fund			77,177
*	Fidelity Institutional Money Market Government Portfolio			170
	Total Corporate Common Stock Funds			77,513

	Registered Investment Companies
	Vanguard FTSE Social Index Fund			92,136
	Metropolitan West Total Return Bond Fund			20,058
*	Fidelity Institutional Money Market Government Portfolio			21,659
	Total Registered Investment Companies			133,853

	Common / Collective Funds
	BlackRock S&P 500 Index Fund			1,349,177
	BlackRock Extended Equity Market Fund			318,441
	BlackRock - US Bond Index Fund			329,699
	Vanguard Institutional Total International Stock Market Index Trust			326,507
	BlackRock LifePath Retirement Fund			133,981
	BlackRock LifePath 2040 Fund			300,943
	BlackRock LifePath 2050 Fund			294,862
	BlackRock LifePath 2045 Fund			287,143
	BlackRock LifePath 2035 Fund			217,995
	BlackRock LifePath 2030 Fund			151,369
	BlackRock LifePath 2055 Fund			177,446
	BlackRock LifePath 2025 Fund			106,770
	BlackRock LifePath 2060 Fund			79,105
	BlackRock LifePath 2065 Fund			11,833
	Wasatch Core Growth CIT Class A			55,191
	Cramer Rosenthal McGlynn Small /Mid Cap Fund			34,070
	Mawer International Equity Collective Fund			32,104
	GQG Partners International Equity Fund			31,845
	INVESCO International Growth Fund			31,974
	Pzena International Value All Country (Ex US) Fund			32,052
	Total Common Collective Funds			4,302,507

	Separately Managed Accounts
	Sanders Capital (2)			143,161
	Wellington Management Company (2)			145,434
	Sustainable Growth Advisors (2)			147,956
	Dodge & Cox (1) (2)			143,192
	Snyder Capital Management (2)			44,637
*	State Street Bank Government STIF Fund			15,326
	Total Separately Managed Accounts			639,706

	Synthetic Guaranteed Investment Contracts
	Transamerica Premier Life Insurance Company: MDA01263TR	Evergreen and variable %		294,452
	Lincoln National Life Insurance Company: BVW0024G	Evergreen and variable %		238,940
	Prudential Insurance Company of America: GA-62413	Evergreen and variable %		202,011
*	State Street Bank and Trust Company: No 108002	Evergreen and variable %		72,833
	Total Synthetic Guaranteed Investment Contracts			808,236
*	Notes receivable from participants (3)	Interest rates ranging from 4.25% to 9.50%		36,964

	Total investments and notes receivable from participants			$6,059,548

*	Identified as a party-in-interest to the Plan.
(1)	Includes $13 million of investments identified as party-in-interest transactions to the Plan.
(2)	Refer to Attachment A for listing of assets relating to these accounts.
(3)	Does not include participant loans deemed distributed.
(4)	There are no non-participant directed investments.

Attachment A
(In thousands)

Identity of Issuer	Description	Cost	Current Value
ADVANCED MICRO DEVICES INC	COMMON STOCK		$1,845
AIRBNB INC CLASS A	COMMON STOCK		1,753
AIRBUS SE UNSP ADR	COMMON STOCK		876
ALPHABET INC CL C	COMMON STOCK		10,636
AMAZON.COM INC	COMMON STOCK		10,363
AMERICAN EXPRESS CO	COMMON STOCK		487
AMERICAN TOWER CORP	COMMON STOCK		2,065
ANSYS INC	COMMON STOCK		1,248
APPLE INC	COMMON STOCK		13,320
ARES MANAGEMENT CORP CL A	COMMON STOCK		1,228
ARM HOLDINGS LTD	COMMON STOCK		231
ATLASSIAN CORP PLC CLS A	COMMON STOCK		1,708
BLACKSTONE INC	COMMON STOCK		613
BOSTON SCIENTIFIC CORP	COMMON STOCK		750
CADENCE DESIGN SYSTEMS INC	COMMON STOCK		1,061
COPART INC	COMMON STOCK		1,241
DANAHER CORP	COMMON STOCK		1,915
EQUINIX INC	COMMON STOCK		1,289
META PLATFORMS INC CL A	COMMON STOCK		4,957
CORPAY INC	COMMON STOCK		2,212
GARTNER INC	COMMON STOCK		756
GENERAL DYNAMICS CORPORATION	COMMON STOCK		1,081
GLOBAL PAYMENTS INC	COMMON STOCK		864
HILTON WORLDWIDE HOLDINGS INC	COMMON STOCK		1,632
HUBSPOT INC	COMMON STOCK		1,468
IDEX CORPORATION	COMMON STOCK		323
INTUIT INC	COMMON STOCK		2,208
KKR & CO INC	COMMON STOCK		1,045
ELI LILLY & CO	COMMON STOCK		3,037
LULULEMON ATHLETICA INC	COMMON STOCK		749
MSCI INC	COMMON STOCK		1,452
MARSH & MCLENNAN COS INC	COMMON STOCK		1,172
MASTERCARD INC CL A	COMMON STOCK		5,968
METTLER-TOLEDO INTL INC	COMMON STOCK		411
MICROSOFT CORP	COMMON STOCK		17,628
MICROCHIP TECHNOLOGY	COMMON STOCK		1,168
MONGODB INC CL A	COMMON STOCK		1,626
MONOLITHIC POWER SYS INC	COMMON STOCK		2,088
MORGAN STANLEY	COMMON STOCK		1,117
NETFLIX INC	COMMON STOCK		1,835
NVIDIA CORP	COMMON STOCK		8,026
PROGRESSIVE CORP OHIO	COMMON STOCK		2,125
PROLOGIS INC REIT	COMMON STOCK		717
S&P GLOBAL INC	COMMON STOCK		2,227
SALESFORCE INC	COMMON STOCK		1,736
SCHLUMBERGER LTD	COMMON STOCK		4
SERVICENOW INC	COMMON STOCK		1,900
STRYKER CORP	COMMON STOCK		618
TJX COMPANIES INC NEW	COMMON STOCK		1,870
TESLA INC	COMMON STOCK		666
TRANSUNION	COMMON STOCK		1,726
UBER TECHNOLOGIES INC	COMMON STOCK		1,965
UNITEDHEALTH GROUP INC	COMMON STOCK		3,622
VERISIGN INC	COMMON STOCK		57
VERTEX PHARMACEUTICALS INC	COMMON STOCK		1,347
VISA INC CL A	COMMON STOCK		1,507
WELLTOWER INC	COMMON STOCK		1,400
ZOETIS INC CL A	COMMON STOCK		2,009
ZOOMINFO TECHNOLOGIES INC	COMMON STOCK		1,186
ASML HLDG NV (NY REG SHS) NEW YORK REGISTERED SHARE	COMMON STOCK		1,468
SHOPIFY INC CL A	COMMON STOCK		1,110
WASTE CONNECTIONS INC	COMMON STOCK		726
NET PAYABLES			(4)
	WELLINGTON MANAGEMENT CO		$145,434

Attachment A
(In thousands)

	Identity of Issuer	Description	Cost	Current Value
	AEGON LTD (NY REGD) NEW YORK REGISTERED SHARES	COMMON STOCK		$833
	ALNYLAM PHARMACEUTICALS INC	COMMON STOCK		632
	ALPHABET INC CL C	COMMON STOCK		3,382
	ALPHABET INC CL A	COMMON STOCK		2,235
	AMAZON.COM INC	COMMON STOCK		2,537
	ANHEUSER-BUSCH INBEV SPN ADR	COMMON STOCK		2,216
	AVANTOR INC	COMMON STOCK		1,495
	BAKER HUGHES CO	COMMON STOCK		1,470
	BANK OF AMERICA CORPORATION	COMMON STOCK		2,391
	BANK OF NEW YORK MELLON CORP	COMMON STOCK		2,837
	BAXTER INTL INC	COMMON STOCK		1,039
	BIOMARIN PHARMACEUTICAL INC	COMMON STOCK		1,258
	THE BOOKING HOLDINGS INC	COMMON STOCK		2,040
	BRIGHTHOUSE FINANCIAL INC	COMMON STOCK		524
	BRISTOL-MYERS SQUIBB CO	COMMON STOCK		872
	CIGNA GROUP (THE)	COMMON STOCK		4,043
	CVS HEALTH CORP	COMMON STOCK		2,479
	CAPITAL ONE FINANCIAL CORP	COMMON STOCK		3,226
	CARRIER GLOBAL CORP	COMMON STOCK		876
	CELANESE CORP	COMMON STOCK		948
	CHARTER COMMUNICATIONS INC A	COMMON STOCK		2,993
	CISCO SYSTEMS INC	COMMON STOCK		1,253
	COGNIZANT TECH SOLUTIONS CL A	COMMON STOCK		1,579
	COHERENT CORP	COMMON STOCK		740
	COMCAST CORP CL A	COMMON STOCK		2,955
	CONOCOPHILLIPS	COMMON STOCK		1,416
	DISH NETWORK CORP A	COMMON STOCK		234
	DOMINION ENERGY INC	COMMON STOCK		1,119
	ELANCO ANIMAL HEALTH INC	COMMON STOCK		1,267
	META PLATFORMS INC CL A	COMMON STOCK		1,416
	FEDEX CORP	COMMON STOCK		3,357
	FIDELITY NATL INFORM SVCS INC	COMMON STOCK		2,193
	FISERV INC	COMMON STOCK		4,503
	FOX CORP CL A	COMMON STOCK		893
	FOX CORPORATION B	COMMON STOCK		472
	GE HEALTHCARE TECHNOLOGIES INC	COMMON STOCK		1,152
	GAMING AND LEISURE PROPRTI INC	COMMON STOCK		324
	GAP INC	COMMON STOCK		845
	GENERAL ELECTRIC CO	COMMON STOCK		2,146
	GILEAD SCIENCES INC	COMMON STOCK		2,827
	GSK PLC SPONS ADR	COMMON STOCK		2,816
	GOLDMAN SACHS GROUP INC	COMMON STOCK		2,199
	HP INC	COMMON STOCK		1,099
	HALEON PLC SPONS ADR	COMMON STOCK		955
	HEWLETT PACKARD ENTERPRISE CO	COMMON STOCK		1,009
	HONDA MOTOR LTD SPON ADR	COMMON STOCK		1,026
	INCYTE CORP	COMMON STOCK		992
	INTERNATIONAL FLAVORS & FRAGRA	COMMON STOCK		900
	JUNIPER NETWORKS INC	COMMON STOCK		1,117
	METLIFE INC	COMMON STOCK		3,631
	MICROSOFT CORP	COMMON STOCK		3,836
	MICROCHIP TECHNOLOGY	COMMON STOCK		1,416
	MOLSON COORS BEVERAGE CO B	COMMON STOCK		918
	NEUROCRINE BIOSCIENCES INC	COMMON STOCK		171
	NEWS CORP NEW CL A	COMMON STOCK		265
	NORFOLK SOUTHERN CORP	COMMON STOCK		2,104
	NOVARTIS AG SPON ADR	COMMON STOCK		1,323
	OCCIDENTAL PETROLEUM CORP	COMMON STOCK		4,887
	OCCIDENTAL PETROLEUM CORP WT 08/03/27	COMMON STOCK		309
	OTIS WORLDWIDE CORP	COMMON STOCK		429
	RAYTHEON TECHNOLOGIES CORP	COMMON STOCK		3,601
	REGENERON PHARMACEUTICALS INC	COMMON STOCK		1,932
	ROCHE HOLDING LTD SPON ADR	COMMON STOCK		1,214
	SANOFI SPON ADR	COMMON STOCK		4,277
	SCHWAB CHARLES CORP	COMMON STOCK		5,827
	T-MOBILE US INC	COMMON STOCK		1,699
	TRUIST FINL CORP	COMMON STOCK		1,916
	UNITEDHEALTH GROUP INC	COMMON STOCK		1,737
	VF CORP	COMMON STOCK		607
	WELLS FARGO & CO	COMMON STOCK		5,803
	WILLIAMS COMPANIES INC	COMMON STOCK		1,365
	ZIMMER BIOMET HLDGS INC	COMMON STOCK		1,658
	LYONDELLBASELL INDS CLASS A	COMMON STOCK		1,493
	TE CONNECTIVITY LTD	COMMON STOCK		1,644
	UBS GROUP AG	COMMON STOCK		1,000
	MEDTRONIC PLC	COMMON STOCK		582
	JOHNSON CONTROLS INTERNATIONAL PLC	COMMON STOCK		2,703
*	STATE STREET CORP	COMMON STOCK		1,719
	NET PAYABLES			(4)
		DODGE & COX		$143,192

*    Identified as a party-in-interest to the Plan.

Attachment A
(In thousands)

Identity of Issuer	Description	Cost	Current Value
ABBOTT LABORATORIES	COMMON STOCK		$1,567
ABBVIE INC	COMMON STOCK		1,542
ALIBABA GROUP HOLDING LTD SPON ADR	COMMON STOCK		732
ALPHABET INC CL C	COMMON STOCK		7,885
ELEVANCE HEALTH INC	COMMON STOCK		5,606
APPLE INC	COMMON STOCK		8,377
ASTRAZENECA PLC SPONS ADR	COMMON STOCK		1,447
BNPSA	COMMON STOCK		1,966
BANK OF AMERICA CORPORATION	COMMON STOCK		1,269
THE BOOKING HOLDINGS INC	COMMON STOCK		2,022
CIGNA GROUP (THE)	COMMON STOCK		5,606
CITIGROUP INC	COMMON STOCK		2,053
MERCEDES-BENZ GROUP AG - UNSP ADR	COMMON STOCK		911
ESSILORLUXOTTICA ADR	COMMON STOCK		373
META PLATFORMS INC CL A	COMMON STOCK		9,868
GENERAL DYNAMICS CORPORATION	COMMON STOCK		3,083
HCA HEALTHCARE INC	COMMON STOCK		7,206
HALLIBURTON CO	COMMON STOCK		2,710
HUMANA INC	COMMON STOCK		952
ING GROEP NV SPON ADR	COMMON STOCK		1,834
JPMORGAN CHASE & CO	COMMON STOCK		3,910
KROGER CO	COMMON STOCK		2,753
MERCK & CO INC NEW	COMMON STOCK		1
MICROSOFT CORP	COMMON STOCK		10,040
MICRON TECHNOLOGY INC	COMMON STOCK		5,132
NATWEST GROUP PLC SPON ADR	COMMON STOCK		648
NESTLE SA REG ADR	COMMON STOCK		1,935
NORTHROP GRUMMAN CORP	COMMON STOCK		3,974
PEPSICO INC	COMMON STOCK		3,088
PROCTER & GAMBLE CO	COMMON STOCK		2,742
RAYTHEON TECHNOLOGIES CORP	COMMON STOCK		2,289
ROCHE HOLDING LTD SPON ADR	COMMON STOCK		3,117
SPDR S&P 500 ETF TRUST	COMMON STOCK		1,524
SCHLUMBERGER LTD	COMMON STOCK		650
SIEMENS AG SPON ADR	COMMON STOCK		417
SUMITOMO MITSUI FINL GRP ADR	COMMON STOCK		1,127
SYNCHRONY FINANCIAL	COMMON STOCK		786
TAIWAN SEMIC MFG CO LTD SP ADR	COMMON STOCK		8,119
TRUIST FINL CORP	COMMON STOCK		1,543
UNILEVER PLC SPONS ADR	COMMON STOCK		1,988
UNITEDHEALTH GROUP INC	COMMON STOCK		5,188
WELLS FARGO & CO	COMMON STOCK		3,505
SUNCOR ENERGY INC	COMMON STOCK		3,470
APTIV PLC	COMMON STOCK		1,403
SEAGATE TECHNOLOGY HOLDINGS PLC	COMMON STOCK		3,595
MEDTRONIC PLC	COMMON STOCK		3,213
NET PAYABLES			(5)
	SANDERS CAPITAL FUND		$143,161

Attachment A
(In thousands)

Identity of Issuer	Description	Cost	Current Value
ALPHABET INC CL C	COMMON STOCK		$5,103
AMAZON.COM INC	COMMON STOCK		9,052
AMERICAN EXPRESS CO	COMMON STOCK		3,835
AUTODESK INC	COMMON STOCK		5,285
BALL CORP	COMMON STOCK		2,993
DANAHER CORP	COMMON STOCK		5,997
ECOLAB INC	COMMON STOCK		5,460
EQUINIX INC	COMMON STOCK		5,359
CORPAY INC	COMMON STOCK		3,863
INTUIT INC	COMMON STOCK		5,453
IQVIA HOLDINGS INC	COMMON STOCK		4,073
MSCI INC	COMMON STOCK		5,250
MICROSOFT CORP	COMMON STOCK		9,507
NETFLIX INC	COMMON STOCK		4,495
NOVO-NORDISK AS CL B ADR	COMMON STOCK		4,728
NVIDIA CORP	COMMON STOCK		4,035
S&P GLOBAL INC	COMMON STOCK		6,038
SALESFORCE INC	COMMON STOCK		4,607
SERVICENOW INC	COMMON STOCK		4,625
SHERWIN WILLIAMS CO	COMMON STOCK		4,081
STARBUCKS CORP	COMMON STOCK		4,289
THERMO FISHER SCIENTIFIC INC	COMMON STOCK		4,514
UNITEDHEALTH GROUP INC	COMMON STOCK		7,109
VISA INC CL A	COMMON STOCK		7,495
WORKDAY INC CL A	COMMON STOCK		5,265
YUM BRANDS INC	COMMON STOCK		5,113
AON PLC	COMMON STOCK		5,070
CANADIAN PACIFIC KANSAS CITY LTD	COMMON STOCK		5,266
NET PAYABLES			(4)
	SUSTAINABLE GROWTH ADVISORS		$147,956

Attachment A
(In thousands)

Identity of Issuer	Description	Cost	Current Value
API GROUP CORP	COMMON STOCK		$1,345
ADVANCED ENERGY INDUSTRIES INC	COMMON STOCK		980
AGILYSYS INC	COMMON STOCK		988
AVID BIOSERVICES INC	COMMON STOCK		275
BWX TECHNOLOGIES INC	COMMON STOCK		1,676
BRINKS CO	COMMON STOCK		509
BRIXMOR PPTY GROUP INC	COMMON STOCK		1,179
CABOT CORP	COMMON STOCK		1,699
CACI INTERNATIONAL INC	COMMON STOCK		1,831
CLEAN HARBORS INC	COMMON STOCK		2,302
COGNEX CORP	COMMON STOCK		484
COHERENT CORP	COMMON STOCK		758
CAE INC	COMMON STOCK		1,155
HELEN OF TROY LTD	COMMON STOCK		909
DORMAN PRODUCTS INC	COMMON STOCK		415
ENTEGRIS INC	COMMON STOCK		2,032
FTI CONSULTING INC	COMMON STOCK		532
GLACIER BANCORP INC	COMMON STOCK		858
GRACO INC	COMMON STOCK		1,075
HALOZYME THERAPEUTICS INC	COMMON STOCK		1,413
HEICO CORP CL A	COMMON STOCK		1,203
IDEX CORPORATION	COMMON STOCK		1,328
INGREDION INC	COMMON STOCK		1,417
OPENLANE INC	COMMON STOCK		802
KBR INC	COMMON STOCK		1,985
MCGRATH RENTCORP	COMMON STOCK		1,002
MERCURY SYSTEMS INC	COMMON STOCK		604
MINERALS TECHNOLOGIES INC	COMMON STOCK		724
NELNET INC CL A	COMMON STOCK		127
PDF SOLUTIONS INC	COMMON STOCK		590
PACIFIC PREMIER BANCORP INC	COMMON STOCK		375
POWER INTEGRATIONS INC	COMMON STOCK		1,249
PROSPERITY BANCSHARES INC	COMMON STOCK		1,163
RLI CORP	COMMON STOCK		817
RBC BEARINGS INC	COMMON STOCK		1,411
R1 RCM INC	COMMON STOCK		614
SENSIENT TECHNOLOGIES CORP	COMMON STOCK		729
SIMPSON MANUFACTURING CO	COMMON STOCK		1,023
UGI CORP NEW	COMMON STOCK		1,086
UNITED COMMUNITY BANKS GA	COMMON STOCK		1,229
VALVOLINE INC	COMMON STOCK		526
VERRA MOBILITY CORP	COMMON STOCK		804
WOODWARD INC	COMMON STOCK		1,392
NET PAYABLES			22
	SNYDER CAPITAL MANAGEMENT		$44,637

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

PARAMOUNT GLOBAL 401(k) PLAN

Date: June 17, 2024	By:	/s/ Mark Beatty
Mark Beatty
Member of the Administrative Committee

PARAMOUNT GLOBAL

	By:	/s/ Katherine Gill-Charest
Katherine Gill-Charest
Executive Vice President, Controller and Chief Accounting Officer